Exhibit 99.2

Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm to Replace Two Phase 3 Clinical Trials with Small Pharmacokinetic Trials Following FDA Meeting on ND0612 Regulatory Development

- Company to pursue comparative bioavailability regulatory route instead of clinical efficacy development route –

- NeuroDerm to add patients to its long-term safety trial –

- Conference call and webcast today at 8:00 a.m. ET -

REHOVOT, Israel, December 5, 2016 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) disorders, today announced that following its End-of-Phase 2 meeting with the United States Food and Drug Administration (FDA) in late October, the Company intends to pursue a comparative bioavailability regulatory path for the Company's lead product candidate ND0612 based on comparative pharmacokinetic (PK) data in place of data from Phase 3 clinical efficacy trials. The FDA also reaffirmed that long-term safety data from the Company’s ongoing BeyoND trial (trial 012) should be part of the eventual New Drug Application (NDA) submission. ND0612 is the Company's continuous, subcutaneously delivered levodopa/carbidopa (LD/CD) proprietary liquid formulation for the treatment of Parkinson's disease.

In the End-of-Phase 2 meeting, the Company presented clinical data obtained to date from its ND0612 trials and discussed details of its clinical development plan and requirements for an eventual application. The FDA provided recommendations related to Chemistry, Manufacturing, and Control (CMC) specifications, device development, clinical trials design as well as the implications of the current orphan drug status of Duopa® levodopa carbidopa intestinal gel (LCIG).

Following the discussions with the FDA the Company has decided to discontinue preparations to initiate its Phase 3 clinical efficacy trial of ND0612H (trial 010) and suspend iNDiGO, its other ongoing Phase 3 trial (trial 007) for ND0612L. Both studies are no longer required for marketing approval and will be replaced by comparative PK studies that will be initiated in the upcoming months. The Company is also evaluating amending the iNDiGO trial to a life cycle management trial. In addition, the Company will add approximately 50 patients to its ongoing long-term BeyoND safety trial (trial 012) with a different dosing regimen in line with the planned PK studies, which may add approximately three months to the timeline for completing the study and eventual application.

Notwithstanding the Company’s changes to its U.S. regulatory development plans, the Company’s clinical, comparative bioavailability-based EU regulatory development strategy remains unchanged, pending an anticipated meeting with EU authorities in January.

“We are extremely pleased with the outcome of this FDA meeting that led us to replace two large, Phase 3 efficacy trials, with small PK trials,” said Oded Lieberman, PhD, CEO of NeuroDerm. “We are encouraged by the support that we have received from all those who care about Parkinson’s disease and share our hope that ND0612 will transform patients’ lives. ND0612 has been designed to become the first non-surgical continuous levodopa therapy. We hope that it may offer Parkinson’s disease patients a new, effective and convenient alternative to the highly invasive treatment options available today, that are associated with potentially serious and sometimes life-threatening side effects. We are committed to bringing this innovative therapy to market as quickly as possible, and believe that a PK-based regulatory development route in the United States charts a clear path to ND0612 NDA submission.”

Conference Call Details

NeuroDerm will host a conference call at 8:00 a.m. ET today. To access the call, dial 844-452-2810 (U.S.) or 574-990-9831 (outside of the U.S.). The passcode is 32376402. A live webcast will be available in the Events and Presentations section of the Investor Relations page at NeuroDerm.com. Please log in approximately 5-10 minutes prior to the scheduled start time.

About ND0612

ND0612 is designed to significantly reduce motor complications in Parkinson's disease patients through continuous, subcutaneous delivery of LD/CD solution. Previously completed Phase 2 trials demonstrated that a low dose of ND0612 (ND0612L) maintained steady, therapeutic levodopa plasma concentrations that were associated with major changes in several clinical parameters including "off time" reductions when added to optimal oral standard of care. A high dose of ND0612 (ND0612H), intended for severe Parkinson's disease patients, was shown to reach even higher levodopa steady plasma levels, indicating that it may provide an effective therapy alternative to current treatments requiring surgery such as deep brain stimulation and LD/CD Intestinal Gel.

About Parkinson's disease

Parkinson's disease is a progressive neurodegenerative illness characterized by reduced dopamine in the brain, resulting in a debilitating decrease in the patient's motor and non-motor functions. Its symptoms, such as trembling in the extremities and face, slowness of movement and impaired balance and coordination, worsen over time and gravely impact the patient's quality of life. Levodopa is the most effective treatment for Parkinson’s disease. However, chronic oral levodopa treatment is associated with fluctuations in motor response as result of which, despite the benefits of the drug, patients can experience periods of impaired motor and non-motor functions, also referred to as "off" time. In addition, mainly as a result of excessive/intermittent oral doses of levodopa aimed at treating the "off" time, some patients experience involuntary movements, or dyskinesia. The "off" time and dyskinesia affect the majority of levodopa-treated Parkinson's disease patients and can interfere with day-to-day functions, causing patients to become severely disabled. Current evidence suggests that intermittent dosing with standard oral formulations of levodopa contributes to the development of these motor complications. By contrast, it has been shown that continuous administration of levodopa can effectively treat motor fluctuations in Parkinson's disease patients without increasing troublesome dyskinesia; however, a convenient route for continuous administration has not been introduced to date.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical Company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration.  The Company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease.  The Company has developed a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD.  The LD/CD product candidate in low dose and high dose form (ND0612L and ND0612H), are used for the treatment of moderate and advanced Parkinson’s disease patients, respectively, and are delivered subcutaneously.  In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD.  NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

2

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729; Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1768

U.S. Media Contact:

Erich Sandoval

Lazar Partners Ltd.

esandoval@lazarpartners.com

+917-497-2867

3